

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Martine Hébert
Déléguée générale du Québec à New York
Québec
One Rockefeller Plaza — 26th Floor
New York, New York 10020-2102

> **Re: Québec**
> **Registration Statement under Schedule B**
> **Filed October 12, 2023**
> **File No. 333-274949**
>
> **Form 18-K for Fiscal Year Ended March 31, 2023**
> **Filed May 15, 2023, as amended on May 30, 2023, July 5, 2023, September 8, 2023 and October 3, 2023.**
> **File No. 002-86339**

Dear Martine Hébert:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement under Schedule B

General

1. We note that you are selling securities (most recently in September 2023) under the registration statement dated September 11, 2017. Please advise as to validity of the issues and eligibility to rely on Schedule B shelf registration procedure.

2. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

3. Please update, as necessary, to include any material updates relating to the impact of climate change, including any political, economic or social impact. We note, for example,

news reports of the worst wildfire season on record in the summer of 2023 as well as record energy use during February 2023 cold snap.

Annual Report on Form 18-K, Exhibit 99.1
Aboriginal Peoples, page 8

4.   We note your disclosure throughout this section that Québec intends to contest various claims. To the extent applicable, please update your disclosure regarding pending litigation to provide the most recent data available.

Economy, page 10

5.   Please clarify how the unemployment rate is defined and whether and how it is adjusted, here or elsewhere within disclosure.

Free Trade Agreements, page 23

6.   Please provide the result of the final determination of the fourth administrative review that was expected in August 2023.

Consolidated Financial Transactions, page 26

7.   We note a significant net decrease in cash between 2022 and preliminary 2023 in Table 10. Please provide an explanation for the decrease.

2022-2023 Preliminary Results, page 28

8.   We note that Table 11 shows the budget for 2023-2024 as revised to no longer include any "provisions for economic risks and other support and recovery measures", please advise.

Consolidated Expenditures, page 34

9.   Please provide greater detail on expenditures included under "Other portfolios" in Table 14 and on page 36.

Government Employees and Collective Unions, page 37

10.   We note your disclosure on collective bargaining for the renewal of collective agreements expired on March 31, 2023. To the extent applicable, please update your disclosure regarding new developments since March 27, 2023, to provide the most recent data available.

Government Enterprises and Bodies, page 42

11.   We note disclosure of financial information on certain government enterprises in Table 18 as of March 2022. Please revise to update or advise. Please also include financial information of Investissement Quebec and dividends paid by SQDC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kateryna Kuntsevich at 202-320-3189 or Michael Coco at 202-551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance